FORM 6-K

                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549


                  Report of Foreign Private Issuer


                 Pursuant to Rule 13a-16 or 15d-16
              of the Securities Exchange Act of 1934


                          1 April, 2003


                             mmO2 plc


                        Wellington Street
                Slough, Berkshire SL1 1YP, England

             (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F..X...    Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes .....   No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Blocklisting Interim Review sent to the London Stock Exchange on 1 April, 2003.




                                 SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN



To:          Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS





               Please ensure the entries on this return are typed



1. Name of company


mmO2 plc



2. Name of scheme


mmO2 Savings-Related Share Option Scheme



3. Period of return:


From      1 October 2002                             To     31 March 2003



4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme


2,777,777 ordinary shares of 0.1p each



5. Number of shares issued / allotted under scheme during period:


Nil



6. Balance under scheme not yet issued / allotted at end of period


2,777,777



7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;


2,777,777 ordinary shares of 0.1p each 26 March 2002



Please confirm total number of shares in issue at the end of the period in order for us to update our records


8,670,181,627



Contact for queries


Name             Robert Harwood


Address          mmO2 plc, Wellington Street, Slough, Berkshire SL1 1YP


Telephone        01753 628200



Person making the return


Name             Deborah Russell


Position         Secretarial Services Manager


Signature



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.




                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 1 April, 2003                        By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary